Prospectus Supplement No. 2	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated December 31, 2024)	Registration No. 333-282664

THE CHILDREN’S PLACE, INC.

This is Prospectus Supplement No. 2 (this “Prospectus Supplement”) to our Prospectus, dated December 31, 2024 (the “Prospectus”), relating to the distribution by The Children’s Place, Inc. (the “Company”) at no charge to the holders of our common stock, par value $0.10 per share (the “Common Stock”), on a pro rata basis, of non-transferable subscription rights to purchase up to an aggregate of 9,230,769 shares of our Common Stock at a subscription price of $9.75 per whole share, payable by each rights holder (i) in cash, (ii) by delivery in lieu of cash of an equivalent amount of any indebtedness for borrowed money (principal and/or accrued and unpaid interest) owed by the Company to such rights holder, or (iii) by delivery of a combination of cash and such indebtedness. Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

We have attached to this Prospectus Supplement our Current Report on Form 8-K filed on February 6, 2025. The attached information updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.

Investing in our Common Stock involves significant risks. We urge you to read carefully the entirety of the Prospectus, including the section titled “Risk Factors” beginning on page 11 of the Prospectus, the section titled “Risk Factors” of the Company’s Annual Report on Form 10-K filed on May 6, 2024 and in our Quarterly Reports on Form 10-Q for the fiscal quarters ended May 4, 2024, August 3, 2024 and November 2, 2024, and all other information included or incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 6, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 31, 2025

THE CHILDREN’S PLACE, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

0-23071	31-1241495
(Commission File Number)	(IRS Employer Identification No.)

500 Plaza Drive, Secaucus, New Jersey	07094
(Address of Principal Executive Offices)	(Zip Code)

(201) 558-2400
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12-b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.10 par value	PLCE	NASDAQ Global Select Market

Item 8.01 Other Events.

As previously disclosed, on December 31, 2024, the Company commenced a rights offering (“Rights Offering”) pursuant to which the Company distributed to the holders of record of the Company’s common stock (the “Common Stock”) as of the close of business on December 13, 2024, the record date for the Rights Offering, non-transferable subscription rights to purchase, in the aggregate, up to 9,230,769 shares of Common Stock. Each such subscription right consisted of a basic subscription right and an over-subscription privilege. With the basic subscription rights, subscription rights holders were permitted to purchase 0.7220 shares of Common Stock per subscription right at $9.75 per whole share of Common Stock, subject to rounding down for any fractional shares. Additionally, subscription rights holders who fully exercised their basic subscription rights were entitled pursuant to an over-subscription privilege to subscribe, at $9.75 per whole share of Common Stock, for additional shares of Common Stock that remained unsubscribed in the Rights Offering as a result of any unexercised basic subscription rights, subject to pro rata allocations and adjustments in the event demand from subscription rights holders for Common Stock pursuant to the over-subscription privilege exceeded the number of basic subscription rights that were not exercised in the Rights Offering. The subscription price for shares of Common Stock subscribed for in the Rights Offering was payable by rights holders (i) in cash, (ii) by delivery in lieu of cash of an equivalent amount of any indebtedness for borrowed money (principal and/or accrued and unpaid interest) owed by the Company to such rights holder, or (iii) by delivery of a combination of cash and such indebtedness.

The subscription period for the Rights Offering expired at 5:00 p.m., New York City time, on January 31, 2025 (the “Expiration Date and Time”).  The subscription rights that were not exercised by the Expiration Date and Time expired and have no value.  Overall, the Rights Offering was over-subscribed, with total demand from subscription rights holders for 12,117,812 shares of Common Stock, taking into account both basic subscription rights exercised and shares of Common Stock sought pursuant to the over-subscription privilege.  Pursuant to the terms of the Rights Offering, 7,368,689 shares of Common Stock were purchased pursuant to the exercise of basic subscription rights, and, of the 4,749,123 additional shares of Common Stock sought by subscription rights holders pursuant to the over-subscription privilege, 1,862,080 additional shares of Common Stock were purchased in the Rights Offering.  In the aggregate, the Company is issuing in the Rights Offering 9,230,769 shares of Common Stock at the subscription price of $9.75 per whole share.

Pursuant to the terms of the Rights Offering, subscription rights holders who validly exercised their over-subscription privilege will, in addition to receipt of the shares of Common Stock they subscribed for pursuant to their basic subscription rights, receive the portion of the shares of Common Stock available pursuant to the over-subscription privilege to which they are entitled pursuant to the prospectus, which for the avoidance of doubt may be adjusted downwards from the number of shares of Common Stock sought by such subscription rights holders pursuant to the over-subscription privilege due to pro rata allocations. Excess subscription payments will be returned to applicable subscription rights holders in the manner and form in which such payments were made, without interest or penalty, as soon as practicable in accordance with the prospectus.

Mithaq Capital SPC (“Mithaq”) and Snowball Compounding Ltd. (“Snowball”), each fully-exercised their basic subscription rights. Mithaq additionally sought a further 4,175,480 of shares of Common Stock pursuant to the over-subscription privilege, which was adjusted downwards due to pro rata allocations.  Snowball purchased 722 shares of Common Stock pursuant to its basic subscription right and paid the entirety of the $7,039.50 subscription price for such shares of Common Stock in cash.  Mithaq purchased 6,694,310 of shares of Common Stock pursuant to its basic subscription right and the oversubscription privilege and paid (i) $5,082,519 of the subscription price for such shares in cash and (ii) the remaining $60,187,003.50 of the subscription price for such shares by delivery of indebtedness for borrowed money owed by the Company to Mithaq pursuant to that certain interest-free unsecured promissory note, dated February 29, 2024 (the “First Mithaq Note”), by and among the Company, certain subsidiaries of the Company, and Mithaq.  Accordingly, the aggregate outstanding indebtedness owed by the Company to Mithaq pursuant to the First Mithaq Note has been reduced to $18,412,996.50.

The Company received approximately $29,812,994 in gross cash proceeds from the Rights Offering.  Pursuant to the Company’s Amended and Restated Credit Agreement dated May 9, 2019, as amended (the “Credit Agreement”), by and among the Company, certain subsidiaries of the Company, the lenders party thereto and Wells Fargo, National Association, as Administrative Agent, Collateral Agent, Swing Line Lender and Term Agent, the Company expects, to the extent permitted by the Credit Agreement, to retain 20% of the net cash proceeds from the Rights Offering for general corporate purposes and to use the remaining 80% to prepay amounts outstanding pursuant to the revolving credit facility under the Credit Agreement.

As of the close of business on February 5, 2025, there were 12,784,972 shares of Common Stock outstanding, which amount does not include any of the shares of Common Stock issuable pursuant to the Rights Offering.  Based on such shares outstanding and the number of shares stated by Mithaq as beneficially owned by it in Amendment No. 6 to its Schedule 13D filed with the United States Securities and Exchange Commission on February 4, 2025 in respect of the Company (the “Schedule 13D Amendment”), and additionally assuming (i) the issuance of all of the 9,230,769 shares of Common Stock expected to be issued in the Rights Offering (including the portion thereof issuable to Mithaq and Snowball) and (ii) no other changes in the number of shares of Common Stock beneficially owned by Mithaq from the number reported by Mithaq in its Schedule 13D Amendment, the Company believes that following the Rights Offering, Mithaq beneficially owns approximately 62.2% of the Company’s Common Stock.

The Rights Offering was made pursuant to the Company’s registration statement (including a prospectus) on Form S-1 filed with the United States Securities and Exchange Commission (the “SEC”) that was declared effective on December 31, 2024, and a prospectus filed with the SEC on December 31, 2024.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any offer, solicitation or sale of any securities of the Company in any state or jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such state or jurisdiction.

Forward-Looking Statements

This Current Report on Form 8-K contains or may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to the application and use of the net cash proceeds from the Company’s Rights Offering and the number of shares of Common Stock beneficially owned by Mithaq. Forward-looking statements typically are identified by use of terms such as “may,” “will,” “should,” “plan,” “project,” “expect,” “anticipate,” “estimate”, “believe” and similar words, although some forward-looking statements are expressed differently. These forward-looking statements are based upon the Company’s current expectations and assumptions and are subject to various risks and uncertainties that could cause actual results and performance to differ materially. Some of these risks and uncertainties are described in the Company’s filings with the Securities and Exchange Commission, including in the “Risk Factors” section of its annual report on Form 10-K for the fiscal year ended February 3, 2024. Included among the risks and uncertainties that could cause actual results and performance to differ materially are the risk that the Company will be unable to achieve operating results at levels sufficient to fund and/or finance the Company’s current level of operations and repayment of indebtedness, the risk that the Company will be unsuccessful in gauging fashion trends and changing consumer preferences, the risks resulting from the highly competitive nature of the Company’s business and its dependence on consumer spending patterns, which may be affected by changes in economic conditions (including inflation), the risk that changes in the Company’s plans and strategies with respect to pricing, capital allocation, capital structure, investor communications and/or operations may have a negative effect on the Company’s business, the risk that the Company’s strategic initiatives to increase sales and margin, improve operational efficiencies, enhance operating controls, decentralize operational authority and reshape the Company’s culture are delayed or do not result in anticipated improvements, the risk of delays, interruptions, disruptions and higher costs in the Company’s global supply chain, including resulting from disease outbreaks, foreign sources of supply in less developed countries, more politically unstable countries, or countries where vendors fail to comply with industry standards or ethical business practices, including the use of forced, indentured or child labor, the risk that the cost of raw materials or energy prices will increase beyond current expectations or that the Company is unable to offset cost increases through value engineering or price increases, various types of litigation, including class action litigations brought under securities, consumer protection, employment, and privacy and information security laws and regulations, the imposition of regulations affecting the importation of foreign-produced merchandise, including duties and tariffs, risks related to the existence of a controlling shareholder, and the uncertainty of weather patterns, as well as other risks discussed in the Company’s filings with the SEC from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 6, 2025

THE CHILDREN’S PLACE, INC.

By: /s/ Jared Shure
Name:	Jared Shure
Title:	Chief Administrative Officer, General Counsel & Corporate Secretary